As filed with the Securities and Exchange Commission on June 29, 1998 Registration No. 333-
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                               ------------------

                                    FORM S-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ------------------

                       CLEAR CHANNEL COMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)
                   Texas                                74-1787539
      (State or other jurisdiction of       (I.R.S. Employer Identification No.)
       incorporation or organization)
                          200 Concord Plaza, Suite 600
                            San Antonio, Texas 78216
                            Telephone: (210) 822-2828
                   (Address, including zip code, and telephone
             number, including area code, of registrant's principal
                               executive offices)
                               ------------------
      L. Lowry Mays                                  With a copy to:
Chairman and Chief Executive Officer              Stephen C. Mount, Esq.
Clear Channel Communications, Inc.     Akin, Gump, Strauss, Hauer & Feld, L.L.P.
  200 Concord Plaza, Suite 600                    1500 NationsBank Plaza
    San Antonio, Texas 78216                         300 Convent Street
    Telephone: (210) 822-2828                     San Antonio, Texas 78205
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)


         Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this registration statement.
         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. |_|
         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

                         CALCULATION OF REGISTRATION FEE
==============================================================================================================

                                                         Proposed Maximum     Proposed Maximum
     Title of Each Class of           Amount to be      Offering Price Per       Aggregate            Amount of
   Securities to be Registered         Registered            Share (1)         Offering Price     Registration Fee
---------------------------------- -------------------- -------------------- =================== ====================

Common Stock, par value $.10....    1,500,000 shares        $ 102.0625         $ 153,093,750          $ 45,163
---------------------------------- -------------------- -------------------- =================== ====================
(1)  Estimated  solely  for the  purpose of  calculating  the  registration  fee required by Section  6(b) of the  Securities  Act of 1933,  as amended (the
     "Securities   Act"),  and  computed  pursuant  to  Rule  457(h)  under  the
     Securities  Act  based on the  average  of the high and low  prices  of the
     Common Stock, as reported by the New York Stock Exchange on June 22, 1998.


     The  Registrant  hereby amends this registration  statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further  amendment which specifically states that this registration statement shall thereafter  become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
===================================================================================================================

[OBJECT OMITTED]
PROSPECTUS                                                Subject To Completion
                                                            Dated June 29, 1998

                                1,500,000 Shares

                       Clear Channel Communications, Inc.

                                  Common Stock
                                ----------------

         This Prospectus covers 1,500,000 shares of common stock, $.10 par value (the "Common Stock"), which may be offered and issued by the Company from time to time in connection with the acquisition directly or indirectly by the Company of various businesses or properties, or interests therein.

         It is expected that the specific terms of any acquisition in respect of which this Prospectus will be delivered will be determined by direct negotiations with the owners or controlling persons of the businesses or properties to be acquired, and that the shares of Common Stock issued in connection therewith will be valued at prices reasonably related to current market prices either at the time the terms of an acquisition are agreed upon or at or about the time of delivery of such shares. It is expected that the consideration for such acquisitions will consist of shares of Common Stock, cash, notes or other evidences of indebtedness, assumption of liabilities or a combination thereof as determined in negotiations relating to such transactions. No underwriting discounts or commissions will be paid, although finders' fees may be paid from time to time with respect to specific acquisitions. Any person receiving any such fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

         With the consent of the Company, this Prospectus may also be used by persons who have received or will receive from the Company Common Stock covered by this Prospectus or by prospectuses under other registration statements in connection with acquisitions and who may wish to sell such stock under circumstances requiring or making desirable its use. See "Outstanding Securities Covered by this Prospectus" herein for information relating to resales pursuant to this Prospectus of shares of Common Stock issued under the Registration Statement of which this Prospectus forms a part.

         Prospective investors should carefully consider the matters set forth under the caption "Risk Factors" beginning on page 6 of this Prospectus.

         The shares of Common Stock offered hereby are or will be listed on the New York Stock Exchange, Inc. (the "New York Stock Exchange") subject to official notice of issuance. On June 26, 1998, the last reported sale price of the Common Stock on the New York Stock Exchange was $104.50 per share.

         All expenses of this offering will be paid by the Company. The term "Company" refers to Clear Channel Communications, Inc., a Texas corporation, and its consolidated subsidiaries, unless the context requires otherwise. The Company's principal executive offices are located at 200 Concord Plaza, Suite 600, San Antonio, Texas 78216 (telephone: (210) 822-2828).
                                ----------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.
                                ----------------

                      The date of this Prospectus is           , 1998

                              AVAILABLE INFORMATION

         The  Company  is  subject  to  the  information   requirements  of  the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements filed by the Company with the Commission pursuant to the information requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, DC 20549; and at the following Regional Offices of the
Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxies and information statements and other information regarding registrants (including the Company) that file electronically. In addition, reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, Inc. ("NYSE"), 20 Broad Street, New York, New York 10005, on which the Common Stock of the Company (symbol: "CCU") is listed.

         This Prospectus constitutes a part of a Registration Statement on Form S-4 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement for further information with respect to the Company and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM CLEAR CHANNEL COMMUNICATIONS, INC., 200 CONCORD PLAZA, SUITE 600, SAN ANTONIO, TEXAS 78216, ATTENTION: HOUSTON LANE (TEL. (210) 822-2828). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE NO LATER THAN 5 BUSINESS DAYS PRIOR TO THE DATE ON WHICH THE FINAL INVESTMENT DECISION MUST BE MADE.

         The following documents, heretofore filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference into this Prospectus and made a part hereof:

         1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

         2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

         3. The Company's Current Report on Form 8-K filed April 10, 1998.

         5. The Company's Current Report on Form 8-K filed March 12, 1998, as amended by Form 8-K/A filed on March 23, 1998.

         6. The Company's Current Report on Form 8-K filed December 22, 1997.

         7. The Company's Current Report on Form 8-K filed April 17, 1997.

         Any documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering hereby of the Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. To the extent that any proxy statement is incorporated by reference herein, such incorporation shall not include any information contained in such proxy statement which is not, pursuant to the Commission's rules, deemed to be "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act.

         The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits, unless such exhibits are specifically incorporated by reference). Requests for such copies should be directed to Houston Lane, Clear Channel Communications, Inc., 200 Concord Plaza, Suite 600, San Antonio, Texas 78216 (telephone: (210) 822-2828).

                                   THE COMPANY

         The Company, which began operations in 1972, is a diversified media company that owns or programs radio and television stations and is one of the largest domestic outdoor advertising companies based on its total advertising display inventory. In addition, the Company currently owns a 50% equity interest in the Australian Radio Network Pty. Ltd., which operates radio stations in Australia; a one-third equity interest in New Zealand Radio Network which operates radio stations in New Zealand; a 28.7% non-voting equity interest in Heftel Broadcasting Corporation (Nasdaq: HBCCA), a Spanish-language broadcaster which operates radio stations in domestic markets; a 40% equity interest in Grupo Acir Communicaciones, S.A. de C.V., one of the largest radio broadcasters in Mexico owning or programming through affiliations 164 radio stations serving 72 markets in Mexico; a 50% equity interest in Radio Bonton, a.s., which owns an FM radio station in the Czech Republic; and a 30% equity interest in American Tower Corporation, a leading domestic provider of wireless transmission sites.

         The radio stations currently owned or programmed by the Company are principally located in the South, Southeast, Southwest, Northeast and Midwest. These radio stations employ a wide variety of programming formats, such as News/Talk/Sports, Country, Adult Contemporary, Urban and Album Rock. The television stations currently owned or programmed by the Company are located in the South, Southeast, Northeast and Midwest. These television stations are affiliated with various television networks, including the FOX television network, the UPN television network, the ABC television network, the NBC television network and the CBS television network. Additionally, the Company operates radio networks serving Oklahoma, Texas, Iowa, Kentucky, Virginia, Alabama, Tennessee, Florida and Pennsylvania. The Company's outdoor advertising properties are located throughout the United States in over 35 major markets. During 1997, the Company derived approximately 48% of its net revenue from radio operations, approximately 22% from television operations and approximately 30% from outdoor advertising operations.

         The Company has its principal executive offices at 200 Concord Plaza, Suite 600, San Antonio, Texas 78216 (telephone: 210-822-2828).

         The Company's overall strategy is to acquire and develop a diverse array of media assets which enable the Company to assist its customers in employing the most effective and cost-efficient methods to market their products and services. Accordingly, the Company has assembled a diversified portfolio of assets encompassing radio broadcasting, television broadcasting and outdoor advertising. The Company plans to use this diversified collection of assets, along with the operating expertise of its management, to continue generating substantial internal growth. The Company believes it can augment this internal growth with the opportunistic acquisition of additional media assets. Such potential acquisitions will be evaluated based on their strategic value to the Company and their potential to deliver attractive rates of return to the Company's shareholders and to add revenue and cash flow to its operating results as well as to improve the performance of the Company's existing assets. The Company believes that focusing on its clients' goals, creating a sales-intensive operating organization while attempting to maintain a conservative financial position are synergistic aspects of its operating strategy.

         The Company believes that the potential exists for cooperation between its various business segments and that it can help its customers market their products and services more effectively and efficiently by offering greater flexibility in the choice of media outlets for marketing messages. The Company is now able to offer additional advertising solutions for its customers in those markets where it simultaneously operates radio stations with television stations or outdoor advertising displays. In this way, the Company believes that its combination of assets will allow it to offer greater value to its customers. Additionally, the Company intends to use its various business segments to cross-promote one another when possible.

         In order to implement its operating strategy, the Company frequently evaluates strategic opportunities both within and outside its existing lines of business and from time to time enters into letters of intent. The Company expects from time to time to pursue additional acquisitions and may decide to dispose of certain businesses. Such acquisitions or dispositions could be material.


                               RECENT DEVELOPMENTS

More Group Acquisition

         On March 5, 1998, the Company agreed to make a cash offer for all of the issued and to be issued shares of More Group Plc, an outdoor advertising company organized under the laws of the United Kingdom (the "More Group"), for Pound Sterling10.30 per share (approximately $17.20 per share on March 5, 1998). This offer was recommended to More Group shareholders by More Group's board of directors.

     On March 30, 1998, a competing offer of Pound Sterling11.10 per share was made by New Decaux plc (a newly formed UK subsidiary of the French outdoor advertising company Decaux S.A.) and as a result, the More Group board's recommendation of the Company's offer was withdrawn.

     On May 21, 1998, because of competition concerns in the market, the offer by New Decaux plc was referred to the UK competition authority, the Monopolies and Mergers Commission, for further investigation and lapsed. Accordingly, the Company agreed on May 21, 1998 to make a final increased cash offer for all of the issued and to be issued shares of More Group for Pound Sterling11.10 per share (the "Increased Offer"). The Increased Offer was recommended to More Group shareholders by More Group's board of directors.

         Since May 21, 1998, the Company through its subsidiary, Clear Channel Peoples, Inc., has purchased 19,123,605 shares of More Group. On June 24, 1998, the Company had received valid acceptances pursuant to the Increased Offer for 18,809,939 More Group shares. Purchases of More Group shares and acceptances received pursuant to the Increased Offer have resulted in the Company holding more than 90% of More Group's shares to which the Increased Offer relates. The aggregate consideration for all such shares will be approximately $700 million. The Increased Offer, which is now unconditional in all respects, will close on July 10, 1998 and the Company is compulsorily acquiring the remaining minority interest. As of December 31, 1997, More Group had approximately $95.3 million in long term debt outstanding (based on the exchange rate as of such date).

                                  RISK FACTORS

         An investment in the Common Stock being offered hereby involves a significant degree of risk. In addition to the other information set forth in this Prospectus, prospective purchasers of the Common Stock should consider carefully the following factors which may adversely affect the business, financial condition, results of operations and future prospects of the Company, and the prevailing market price and performance of the Company's Common Stock.

Financial Leverage

         The Company has borrowed and expects to continue borrowing to finance acquisitions of broadcasting and other media-related and outdoor advertising properties and for other corporate purposes. Future acquisitions of radio and television stations and other media-related and outdoor advertising properties effected in connection with the implementation of the Company's acquisition strategy are expected to be financed from increased borrowings under its credit facility, other debt or equity financings and cash flow from operations, as well as the issuance of stock in such acquisition transactions. See "-- Risk of Acquisition Strategy; Capital Requirements." Because of the amount of the Company's indebtedness, a significant portion of the Company's operating income may be required for debt service. The Company's leverage could make it vulnerable to an increase in interest rates or a downturn in the operating performance of its radio and television stations or in general economic conditions. The Company's credit facility contains certain financial and operational covenants and other restrictions with which the Company must comply, including limitations on capital expenditures, the incurrence of additional indebtedness, payment of cash dividends and requirements to maintain certain financial ratios.

Government Regulation

         Broadcasting. The domestic broadcasting industry is subject to extensive federal regulation which, among other things, requires approval by the Federal Communications Commission (the "FCC") for the issuance, renewal, transfer and assignment of broadcasting station operating licenses and limits the number of broadcasting properties the Company may acquire. The Telecommunications Act of 1996 (the "1996 Act"), which became law on February 8, 1996, creates significant new opportunities for broadcasting companies but also creates uncertainties as to how the FCC and the courts will enforce and interpret the 1996 Act.

         The Company's business will continue to be dependent upon acquiring and maintaining broadcasting licenses issued by the FCC, which are issued for a maximum term of eight years. There can be no assurance that future renewal applications will be approved, or that renewals will not include conditions or qualifications that could adversely affect the Company's operations. Moreover, governmental regulations and policies may change over time and there can be no assurance that such changes would not have a material adverse impact upon the Company's business, financial condition and results of operations.

         The consummation of domestic broadcasting acquisitions requires FCC approval with respect to the transfer of the broadcast license of the acquired station. There can be no assurance that the FCC will approve pending or future acquisitions, or that the Company will be able to consummate such acquisitions.

         Outdoor Advertising. The outdoor advertising industry is subject to governmental regulation at the federal, state and local level. These regulations, in some cases, limit the height, size, location and operation of billboards and, in some circumstances, regulate the content of the advertising copy displayed on the billboards. Some governmental regulations prohibit the construction of new billboards or the replacement, relocation, enlargement or upgrading of existing structures. Some local jurisdictions have adopted amortization ordinances under which, after the expiration of a specified period of time, billboards must be removed at the owner's expense and without payment of compensation. Ordinances requiring the removal of billboards without compensation, whether through amortization or otherwise, are being challenged in various state and federal courts with conflicting results. There can be no assurance that the Company will be successful in negotiating acceptable arrangements in circumstances in which its displays are subject to removal or amortization, and what effect, if any, such regulations may have on the Company's operations. In addition, the Company is unable to predict what additional regulations may be imposed on outdoor advertising in the future. Legislation regulating the content of billboard advertisements has been introduced in Congress from time to time in the past. Changes in laws and regulations affecting outdoor advertising at any level of government could have a material adverse effect on the Company. Furthermore, the Company's international operations will be subject to governmental regulation by the foreign jurisdictions in which they are located.

         Tobacco Advertising. Outdoor advertising of tobacco products is affected by federal, state and municipal legislation and numerous regulations. Municipal and state governments have passed ordinances or statutes to limit outdoor advertising of tobacco products. Increasing political pressure will likely lead to the passage of additional legislation and adoption of additional regulations to limit the content and placement of outdoor advertising relating to the sale of tobacco products. In addition, it has been reported that certain cigarette manufacturers who are defendants in numerous class action suits throughout the U.S. have proposed an out of court settlement with respect to such suits that is likely to include restrictions on billboard advertising by these and other cigarette manufacturers.

         There can be no assurance as to the effect of these regulations, potential legislation or settlement discussions on the Company's business and on its net revenues and financial position. A reduction in billboard advertising by the tobacco industry would cause an immediate reduction in the Company's direct revenue from such advertisers and would simultaneously increase the available space on the existing inventory of billboards in the outdoor advertising industry. This could in turn result in a lowering of outdoor advertising rates in each of the Company's outdoor advertising markets or limit the ability of industry participants to increase rates for some period of time.

         Any regulatory change or settlement agreement restricting the Company's or the tobacco industry's ability to utilize outdoor advertising for tobacco products could have a material adverse effect on the Company.

         Environmental. As the owner, lessee or operator of various real properties and facilities, the Company is subject to various federal, state and local environmental laws and regulations. Historically, compliance with such laws and regulations has not had a material adverse effect on the Company's business. There can be no assurance, however, that compliance with existing or new environmental laws and regulations will not require the Company to make significant expenditures in the future.

Antitrust Matters

         An important element of the Company's growth strategy involves the acquisition of additional radio stations and other media-related and outdoor advertising properties, many of which are likely to require preacquisition antitrust review by the Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "Antitrust Division"). Following passage of the 1996 Act, the Antitrust Division has become more aggressive in reviewing proposed acquisitions of radio stations and radio station networks, particularly in instances where the proposed acquirer already owns one or more radio stations in a particular market and the acquisition involves another radio station in the same market. In the past, the Antitrust Division has obtained consent decrees requiring radio station divestitures in a particular market based on allegations that acquisitions would lead to unacceptable concentration levels. The Antitrust Division has also been active in reviewing proposed acquisitions of outdoor advertising properties. There can be no assurance that the Antitrust Division or the FTC will not seek to bar the Company from acquiring additional radio or television stations or other media-related and outdoor advertising properties in any market where the Company already has a significant position. In addition, to the extent the Company makes acquisitions of foreign broadcasting properties or display faces, the Company will also be subject to the antitrust laws of foreign jurisdictions.

Risk of Acquisition Strategy; Capital Requirements

         The Company intends to pursue growth through the opportunistic acquisition of domestic and international broadcasting companies, radio and television station groups, individual radio and television stations, outdoor advertising companies, individual outdoor advertising display faces or other assets that the Company believes are best suited to the purpose of assisting its customers in marketing their products and services. The Company routinely reviews potential acquisitions. It is likely that the Company will continue to experience significant expansion in the future. As a result, the Company's management will be required to effectively manage a rapidly expanding and significantly larger portfolio of broadcasting and outdoor advertising properties. The Company's acquisition strategy involves numerous other risks, including difficulties in the integration of operations and systems, the diversion of management's attention from other business concerns and the potential loss of key employees of acquired companies or stations. There can be no assurance such acquisitions will benefit the Company. See "Company Strategy."

         The Company will face competition from other broadcasting and outdoor advertising companies for available acquisition opportunities. If the prices sought by sellers of broadcasting and outdoor advertising properties continue to rise, the Company may find fewer acceptable acquisition opportunities. In addition, the payment of the purchase price of possible acquisitions could require the Company to issue capital stock, to incur additional debt or seek to obtain equity financing. The incurrence of additional debt could increase the Company's leverage, make the Company more vulnerable to economic downturns and limit its ability to withstand competitive pressures. See "-- Financial Leverage." Additional equity financing or issuances of capital stock could result in dilution to the existing holders of the Common Stock and the purchasers of the Common Stock offered hereby. There can be no assurance that the Company will have sufficient capital resources to complete acquisitions, that acquisitions can be completed on terms acceptable to the Company or that any businesses or assets that are acquired can be integrated successfully into the Company.

         The Company continually evaluates strategic opportunities both within and outside of its existing lines of business. The Company expects from time to time to pursue additional acquisitions and may decide to dispose of certain businesses. Such acquisitions or dispositions could be material

Competition; Business Risks

         The Company's three current business segments are in highly competitive industries. The Company's radio and television stations and outdoor advertising properties compete for audiences and advertising revenues with other radio and television stations and outdoor advertising companies, as well as with other media, such as newspapers, magazines, cable television, and direct mail, within their respective markets. Audience ratings and market shares are subject to change and any adverse change in a particular market could have a material adverse effect on the Company's revenue in that market. Future operations are further subject to many variables which could have an adverse effect upon the Company's financial performance, including economic conditions, both general and relative to the broadcasting industry; shifts in population and other demographics; the level of competition for advertising dollars; fluctuations in operating costs; technological changes and innovations; changes in labor conditions; and changes in governmental regulations and policies and actions of federal regulatory bodies. There can be no assurance that the Company will be able to maintain or increase its current audience ratings and advertising revenues.

New Technologies

         The FCC is considering ways to introduce new technologies to the radio broadcast industry, including satellite and terrestrial delivery of digital audio broadcasting and the standardization of available technologies which significantly enhance the sound quality of AM broadcasts. The Company is unable to predict the effect any such new technology will have on the Company's financial condition or results of operations. On April 3, 1997, the FCC announced that it had adopted rules that will allow television broadcasters to provide digital television ("DTV") to consumers. The FCC also adopted a table of allotments for DTV, which will provide eligible existing broadcasters with a second channel on which to provide DTV service. On February 23, 1998, in response to numerous petitions for reconsideration, the FCC announced its adoption of orders affirming, with some modifications, the FCC's April 3, 1997 decisions. The FCC's DTV allotment plan is based on the use of a "core" DTV spectrum between channels 2-51. Ultimately, the FCC plans to recover the channels currently used for analog broadcasting and will decide at a later date the use of the spectrum ultimately recovered. Television broadcasters will be allowed to use their channels according to their best business judgment. Such uses can include multiple standard definition program channels, data transfer, subscription video, interactive materials, and audio signals, although broadcasters will be required to provide a free digital video programming service that is at least comparable to today's analog service. Broadcasters will not be required to air "high definition" programming or, initially, to simulcast their analog programming on the digital channel. Affiliates of ABC, CBS, NBC and FOX in the top 10 television markets will be required to be on the air with a digital signal by May 1, 1999. Affiliates of those networks in markets 11-30 will be required to be on the air with a digital signal by November 1, 1999, and remaining commercial broadcasters by May 1, 2002. The FCC stated that broadcasters will remain public trustees and that it will issue a notice to determine the extent of broadcasters' future public interest obligations. The Company will incur considerable expense in the conversion to DTV and is unable to predict the extent or timing of consumer demand for any such DTV services.

International Business Risks

         The Company currently derives a portion of its earnings from international operations. The risks of doing business in foreign countries include potential adverse changes in the diplomatic relations of foreign countries with the United States, hostility from local populations, adverse effects of currency exchange controls, restrictions on the withdrawal of foreign investment and earnings, government policies against businesses owned by non-nationals, expropriations of property, the potential instability of foreign governments and the risk of insurrections that could result in losses against which the Company is not insured. The Company's international operations also are subject to economic uncertainties, including, among others, risks of renegotiation or modification of existing agreements or arrangements with governmental authorities, foreign exchange restrictions and changes in taxation structure. In addition, the Company's international operations are subject to governmental regulation by the foreign jurisdictions in which they operate. Changes in the laws and regulations affecting the Company's operations in foreign jurisdictions could have a material adverse effect on the Company. See "--Government Regulation."

Exchange Rate Risk

         A portion of the Company's earnings are derived from international operations and a portion of the Company's assets are invested overseas. Accordingly, fluctuations in the values of foreign currencies and in the value of the U.S. dollar may cause currency translation losses for the Company or reduced earnings, or both. The Company cannot predict the effect of exchange rate fluctuations upon future operating results.

Forward-looking Statements

         This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act. In addition, when used in this Prospectus, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially from those described in the forward-looking statements as a result of the risk factors set forth herein and the matters set forth in the Prospectus generally, including the information incorporated by reference herein. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances. The Company cautions the reader, however, that this list of risk factors may not be exhaustive.


                                 USE OF PROCEEDS

         This Prospectus relates to shares of Common Stock of the Company which may be offered and issued by the Company from time to time in connection with the acquisition of other businesses or properties, or interests therein. Other than the businesses or properties acquired, there will be no proceeds to the Company from these offerings. When this Prospectus is used in a public reoffering or resale of Common Stock acquired pursuant to this Prospectus, the Company will not receive any proceeds from such sale by the selling shareholder.

                             SELECTED FINANCIAL DATA

         The selected financial information presented below for the five years ended December 31, 1997 has been derived from the consolidated financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors. The selected financial information as of March 31, 1998 and for the three months ended March 31, 1998 and 1997 has been derived from unaudited consolidated financial statements of the Company. In the opinion of management of the Company, the unaudited financial statements from which such information is derived contain all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the results that may be expected for the full fiscal year. The following selected financial information should be read in conjunction with the consolidated financial statements and notes thereto of the Company, which are incorporated herein by reference.

                                                                                                 Three months ended
                                                        Year ended December 31,                      March 31,
                                                        -----------------------                      ---------
                                           1993       1994       1995       1996       1997       1997       1998
                                            ----       ----       ----       ----       ----       ----       ----
Statement of Operations Data (1):                          (in thousands except per share amounts)
Net Revenue...........................   $ 121,118  $ 178,053   $250,059   $351,739   $697,068    $98,289   $203,642
Operating expenses....................      78,925    105,380    137,504    198,332    394,404     63,055    123,774
Depreciation and amortization.........
                                            17,447     24,669     33,769     45,790    114,207     15,946     43,011
                                            ------     ------     ------     ------    -------     ------     ------
Operating   income   before   corporate     24,746     48,004     78,786    107,617    188,457     19,288     36,857
expenses..............................
Corporate expenses....................
                                             3,464      5,100      7,414      8,527     20,883      2,854      5,909
                                             -----      -----      -----      -----     ------      -----      -----
Operating income......................      21,282     42,904     71,372     99,090    167,574     16,434     30,948
Interest expense......................       5,390      7,669     20,752     30,080     75,076     11,046     25,701
Other income (expense)................
                                             (196)      1,161      (803)      2,230     11,579      6,259      2,795
                                             -----      -----      -----      -----     ------      -----      -----
Income before income taxes............      15,696     36,396     49,817     71,240    104,077     11,647      8,042
Income taxes..........................
                                             6,573     14,387     20,292     28,386     47,116      4,962      4,259
                                             -----     ------     ------     ------     ------      -----      -----
Income  before  equity  in  net  income
(loss) of                                    9,123     22,009     29,525     42,854     56,961      6,685      3,783
     nonconsolidated affiliates.......
Equity   in  net   income   (loss)   of
nonconsolidated
     affiliates.......................          --         --      2,489    (5,158)      6,615        914      1,796
                                                --         --      -----    -------      -----        ---      -----
Net income............................   $ 9,123     $22,009     $32,014    $37,696    $63,576     $7,599     $5,579
                                           =====      ======      ======     ======     ======      =====      =====


Net income per common share:
     Basic............................   $   0.15   $  0.32     $ 0.46      $   0.51    $  0.72     $   0.10     $   0.06
                                         ========   =======     =======     ========    =======     ========     ========
     Diluted..........................   $   0.15   $  0.32     $ 0.46      $   0.51    $  0.67     $   0.10     $   0.04
                                         ========   =======     =======     ========    =======     ========     ========
Other Data:
After-tax cash flow (2)...............   $ 26,638   $46,866     $ 71,140    $107,318    $213,445    $ 29,440     $ 53,855
                                         ========   =======     ========    ========    ========    ========     ========
After-tax cash flow per share:
     Basic............................   $   0.43   $  0.69     $   1.03    $   1.46    $   2.41    $   0.38     $   0.55
                                         ========   ========    ========    ========    ========    ========     ========
     Diluted (3)......................   $   0.43   $  0.68     $   1.01    $   1.44    $   2.33    $   0.38     $   0.53
                                         ========   ========    ========    ========    ========    ========     ========
EBITDA (4)............................   $ 38,533   $ 68,734    $106,827    $141,952  $ 299,975     $ 39,553     $ 78,550

                                                             December 31,                          March 31, 1998

                                           1993       1994       1995          1996       1997
                                           ----       ----       ----          ----       ----
                                                                        (in thousands)
Balance Sheet Data:
Cash and cash equivalents.............   $   5,517   $  6,818   $  5,391    $   16,701  $   24,657     $    25,775
Total assets..........................     227,577    411,594    563,011     1,324,711   3,455,637       3,599,627
Long-term debt, net of current (5)....      87,815    238,204    334,164       725,132   1,540,421         610,289
Shareholders' equity..................      98,343    130,533    163,713       513,431   1,746,784       2,338,570

-----------------
(1) The comparability of results of operations and balance sheet data is affected by acquisitions consummated in each of the periods presented.
(2) Defined as net income before unusual items plus depreciation, amortization of intangibles (including non-consolidated affiliates) and deferred taxes. After-tax cash flow is not presented as a measure of operating results and does not purport to represent cash provided by operating activities. After-tax cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.
(3) Defined as after-tax cash flow divided by weighted average common shares and common share equivalents outstanding assuming dilution.
(4) Defined as income from continuing operations before interest expense, income taxes and depreciation and amortization. EBITDA is not a calculation based upon generally accepted accounting principles; however, the amounts included in the EBITDA calculation are derived from amounts included in the Statement of Operations. In addition, EBITDA should not be considered as an alternative to net income or operating income, as an indicator of operating performance, or as an alternative to operating cash flows as a measure liquidity.
(5) Does not include $500 million aggregate principle amount of 25/8% Senior Convertible Notes due April 1, 2003 issued by the Company on March 30, 1998 or $125 million aggregate principle amount of 65/8% Senior Notes due June 15, 2008 and $175 million aggregate principle amount of 67/8% Senior Notes due June 15, 2018 issued by the Company on June 16, 1998. Does not include Universal Outdoor Holdings, Inc. long-term debt of approximately $561.1 million outstanding as of March 31, 1998. The Company has and may incur additional indebtedness of up to approximately $773 million in connection with the More Group Acquisition which is not reflected here. Additionally, as of December 31, 1997, More Group had approximately $95.3 million (based on the exchange rate as of such date) of long-term debt outstanding.

                OUTSTANDING SECURITIES COVERED BY THIS PROSPECTUS

         This Prospectus has also been prepared for use by persons who receive from the Company Common Stock covered by the Registration Statement in acquisitions and who may be entitled to offer such Common Stock under circumstances requiring the use of a prospectus (such persons being referred to under this caption as "Shareholders"); provided, however, that no Shareholder will be authorized to use this Prospectus for any offer of such Common Stock without first obtaining the consent of the Company. The Company may consent to the use of this Prospectus for a limited period of time by the Shareholders and subject to limitations and conditions which may be varied by agreement between the Company and the Shareholders. Resales of such shares may be made on the New York Stock Exchange or such other exchange on which the Common Stock may be listed, in the over-the-counter market, in private transactions or pursuant to underwriting agreements.

         Agreements with Shareholders permitting use of this Prospectus may provide that any such offering be effected in an orderly manner through securities dealers, acting as broker or dealer, selected by the Company; that Shareholders enter into custody agreements with one or more banks with respect to such shares; and that sales be made only by one or more of the methods described in this Prospectus, as appropriately supplemented or amended when required. The Shareholders may be deemed to be underwriters within the meaning of the Securities Act.

         The Company may agree to indemnify the Shareholders and broker-dealers against certain civil liabilities, including liabilities under the Securities Act, and to reimburse them for certain expenses incurred in connection with the offering and sale of shares of Common Stock.

         When resales are to be made through a broker or dealer selected by the Company, it is anticipated that a member firm of the New York Stock Exchange may be engaged to act as the Shareholders' agent in the sale of shares by such Shareholders. The member firm will be entitled to commissions (including negotiated commissions to the extent permissible). Sales of shares by the member firm may be made on the New York Stock Exchange or other exchanges from time to time at prices related to the prices then prevailing for shares of Common Stock. Any such sales may be by block trade. Any such member firm may be deemed to be an underwriter within the meaning of the Securities Act and any commissions earned by such member firm may be deemed to be underwriting discounts and commissions under such act.

         Upon the Company being notified by a Shareholder that a block trade has taken place, a supplementary prospectus, if required, will be filed pursuant to Rule 424 under the Securities Act, disclosing the name of the member firm, the number of shares involved, the price at which such shares were sold by such Shareholder, and the commissions to be paid by such Shareholder to such member firm.

         Shareholders may also offer shares of Common Stock issued in past and future acquisitions by means of prospectuses under other available registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales which meet the requirements of Rule 145(d) under the Securities Act, and Shareholders should seek the advice of their own counsel with respect to the legal requirements for such sales.

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of the Company currently consists of 2,000,000 shares of preferred stock, $1.00 par value per share ("Preferred Stock"), and 150,000,000 shares of Common Stock, $.10 par value per share, of which no shares of Preferred Stock and 123,957,790 shares of Common Stock were issued and outstanding at June 19, 1998, excluding the 50,663 shares held in treasury.

Preferred Stock

         The Board of Directors has the authority to issue up to 2,000,000 shares of Preferred Stock, in one or more series, and to fix the rights, preferences, privileges and qualifications thereof without any further vote or action by the shareholders. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control of the Company. No shares of Preferred Stock are outstanding.

         The Board of Directors has submitted a proposal to the shareholders to approve an amendment to the Company's Restated Articles of Incorporation to authorize the issuance of up to 8,000,000 shares of a new class of preferred stock (the "Class B Preferred Stock"). If approved by the shareholders, the Board of Directors would have authority to issue up to 8,000,000 shares of Class B Preferred Stock, of one or more series, and to fix the rights, preferences, privileges and qualifications thereof without any further vote or action by the shareholders. However, if the authorization of the Class B Preferred Stock is approved, holders of shares of Class B Preferred Stock would not be entitled to more than one vote per share when voting as a class with the holders of shares of Common Stock. In addition, the Board of Directors and Company management have undertaken not to issue, without prior shareholder approval, Class B Preferred Stock (i) for any defensive or anti-takeover purpose, (ii) to implement any shareholders' rights plan or (iii) with features intended to make any attempted acquisition of the Company more difficult or costly. Such restrictions, however, would not apply to the 2,000,000 shares of Preferred Stock which are currently authorized.

Common Stock

         The Board of Directors has submitted a proposal to the shareholders to approve an amendment to the Company's Restated Articles of Incorporation to increase the authorized number of shares of Common Stock from 150,000,000 shares to 600,000,000 shares. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders of the Company and to ratably receive dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available therefor, subject to the payment of any preferential dividends declared with respect to any Preferred Stock that from time to time may be outstanding. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in any assets available for distribution to shareholders after payment of all obligations of the Company, subject to the rights to receive preferential distributions of the holders of any shares of Preferred Stock then outstanding.

         Shareholders do not have cumulative voting rights or preemptive or other rights to acquire or subscribe to additional, unissued or treasury shares. The shares of Common Stock currently outstanding are, and the shares of Common Stock offered hereby will be, upon issuance thereof, validly issued, fully paid and nonassessable.

         The Transfer Agent and Registrar for the Common Stock is The Bank of New York.

Repurchase Agreement

         In May 1977, the Company and its then shareholders, including L. Lowry Mays and B.J. McCombs, entered into a Buy-Sell Agreement (the "Repurchase Agreement") restricting the disposition of the outstanding shares of Common Stock owned by L. Lowry Mays and B.J. McCombs and their heirs, legal representatives, successors and assigns (collectively, the "Restricted Parties"). The Repurchase Agreement provides that in the event that a Restricted Party desires to dispose of his shares, other than by disposition by will or intestacy or through gifts to such Restricted Party's spouse or children, such shares must be offered for a period of 30 days to the Company. Any shares not purchased by the Company must then be offered for a period of 30 days to the other Restricted Parties. If all of the offered shares are not purchased by the Company or the other Restricted Parties, the Restricted Party offering his shares may sell them to a third party during a period of 90 days thereafter at a price and on terms not more favorable than those offered to the Company and the other Restricted Parties. In addition, a Restricted Party may not individually or in concert with others sell any shares so as to deliver voting control to a third party without providing in any such sale that all Restricted Parties will be offered the same price and terms for their shares. The Repurchase Agreement may continue in effect following the issuance of the shares of Common Stock covered in this Prospectus and may preserve the control of the present principal shareholders.

Texas Business Combination Law

         The Company is governed by the provisions of the Texas Business Combination Law, Part 13 of the Texas Business Corporation Act. In general, the law prohibits a Texas "issuing public corporation" from engaging in a "business combination" with an "affiliated shareholder," or an affiliate or associate thereof, for a period of three years after the date of the transaction in which the person became an affiliate shareholder, unless the business combination is approved in a prescribed manner. "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the affiliated shareholder. An "affiliated shareholder" is a person who, together with affiliates and associates, owns (or at any time within the preceding three years, did own) 20% or more of the corporation's voting stock. The applicability of the Texas Business Combination Law to the Company may have an anti-takeover effect.

Foreign Ownership

         As a consequence of the restrictions imposed by the Communications Act of 1934 on ownership of Common Stock by aliens, the Company's bylaws were amended effective December 31, 1983 to provide that (i) not more than one-fifth of the shares outstanding shall at any time be owned of record, or voted, by or for the account of aliens, their representatives, a foreign government or a corporation organized under the laws of a foreign country, (ii) the Company shall not be owned or controlled directly or indirectly by any other corporation of which any officer or more than one-fourth of the directors are aliens or of which more than one-fourth of the shares are owned of record or voted by aliens,
(iii) no person who is an alien may be elected or serve as an officer or director of the Company, and (iv) if the stock records of the Company shall at any time reflect one-fifth ownership by aliens, no transfers of additional shares to aliens shall be made and, if it shall thereafter be found that any such additional shares are in fact held by or for the account of an alien, such shares shall not be entitled to vote, to receive dividends or to have any other rights. The holder of such shares will be required to transfer them to a United States citizen or to the Company. This restriction will be applicable to the shares of Common Stock which may be offered from time to time hereunder and to the issuance or transfer of such shares after the date of this Prospectus. The Company's stock certificates may bear a legend setting forth this restriction. Since the bylaws were amended, the Communications Act of 1934 has been revised to remove the limitations on alien officers and directors.


                                  LEGAL OPINION

         The validity of the Common Stock which may be offered from time to time hereunder will be passed upon for the Company by its special counsel, Akin, Gump, Strauss, Hauer & Feld, L.L.P. (a partnership including professional corporations), San Antonio, Texas. Alan D. Feld, the sole shareholder of a professional corporation which is a partner of Akin, Gump, Strauss, Hauer & Feld, L.L.P., is a director of the Company and owns approximately 90,000 shares of Common Stock (including presently exercisable nonqualified options to acquire approximately 51,000 shares).


                                     EXPERTS

         The consolidated financial statements of the Company incorporated by reference and the financial statement schedule included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included or incorporated by reference therein and incorporated by reference herein which, as to the years 1996 and 1997, are based in part on the reports of KPMG and KPMG Peat Marwick LLP, respectively, independent auditors. The financial statements referred to above are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

         The consolidated financial statements incorporated in this Prospectus by reference to the audited financial statements of Universal Outdoor Holdings, Inc. as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, included in the Company's Current Report on Form 8-K dated March 12, 1998, as amended by Form 8-K/A filed on March 23, 1998, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The 1996 consolidated financial statements of Australian Radio Network Pty. Ltd. not separately presented in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, have been audited by KPMG, independent auditors, as set forth in their report dated March 4, 1997 included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference. Such report referred to above is incorporated herein by reference in reliance upon the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements of Heftel Broadcasting Corporation and subsidiaries as of and for the year ended December 31, 1997 (not separately presented in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997), are incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of that Firm as experts in accounting and auditing.

         The financial statements incorporated in this Prospectus by reference to the audited historical financial statements of Paxson Radio (a division of Paxson Communications Corporation) for the year ended December 31, 1996 included in the Company's Current Report on Form 8-K dated December 22, 1997 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The consolidated financial statements of Eller Media as of December 31, 1996 and 1995 and for the year ended December 31, 1996 and for the period from August 18, 1995 through December 31, 1995, together with the consolidated financial statements of PMG Holdings, Inc. and subsidiaries and the combined financial statements of Eller Investment Company, Inc. for the period from January 1, 1995 to August 17, 1995, incorporated by reference in this prospectus and elsewhere in the Registration Statement are included in the Company's Current Report on Form 8-K, filed on April 17, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein.

         The combined financial statements of Eller Investment Company, Inc. as of and for the year ended December 31, 1994, incorporated by reference in this prospectus and elsewhere in the Registration Statement are included in the Company's Current Report on Form 8-K, filed April 17, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are incorporated by reference herein.

===============================================       ========================

                                                           1,500,000 Shares

                                                                [CLEAR
                                                                CHANNEL
                                                                 LOGO]

     No dealer, salesperson or other person                  Clear Channel
has been  authorized to give any information             Communications, Inc.
or to make any representation  not contained
in this  Prospectus  and, if given or made,
such information or  representation must not
be relied  upon as having been  authorized  by                Common Stock
the Company or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.










                                                              PROSPECTUS



                   TABLE OF CONTENTS
                                                                , 1998
                                                   Page
Available Information...............................2
Incorporation of Certain Documents by Reference.....2
The Company.........................................4
Recent Developments.................................5
Risk Factors........................................6
Use of Proceeds....................................10
Selected Financial Data............................11
Outstanding Securities Covered by this Prospectus..12
Description of Capital Stock.......................13
Legal Opinion......................................15
Experts............................................15








===============================================       ========================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification Of Directors And Officers.

         Article 2.02-1 of the Texas Business Corporation Act provides for indemnification of directors and officers in certain circumstances. In addition, the Texas Miscellaneous Corporation Law provides that a corporation may amend its Articles of Incorporation to provide that no director shall be liable to the Company or its shareholders for monetary damages for an act or omission in the director's capacity as a director, provided that the liability of a director is not eliminated or limited (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) any transaction from which such director derived an improper personal benefit, or
(iv) an act or omission for which the liability of a director is expressly provided by an applicable statute. The Company has amended its Articles of Incorporation and added Article Eleven adopting such limitations on a director's liability. The Company's Articles of Incorporation also provide in Article Nine, for indemnification of directors or officers in connection with the defense or settlement of suits brought against them in their capacities as directors or officers of the Company, except in respect of liabilities arising from gross negligence or willful misconduct in the performance of their duties.

         Article IX(8) of the Company's bylaws provides for indemnification of any person made a party to a proceeding by reason of such person's status as a director, officer, employee, partner or trustee of the Company, except in respect of liabilities arising from negligence or misconduct in the performance of their duties.

         An insurance policy obtained by the Registrant provides for indemnification of officers and directors of the Company and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

Item 21.  Exhibits And Financial Statement Schedules.

         Exhibits.                                   Description

         3.1 Current Articles of Incorporation of the Company (Incorporated by reference to the exhibits of the Company's Registration Statement on Form S-3 (Reg. No. 333-33371) dated August 11,
                  1997).

         3.2 Second Amended and Restated Bylaws of the Company (Incorporated by reference to the exhibits of the Company's Registration Statement on Form S-3 (Reg. No. 333-33371) dated August 11, 1997).

         4.1      Buy-Sell   Agreement  by  and  between  Clear Channel
                  Communications, Inc., L. Lowry Mays, B. J. McCombs, John M. Schaefer, and John W. Barger, dated May 31, 1977. (Incorporated by reference to the exhibits of the Company's Registration Statement on Form S-1 (Reg. No. 33-289161) dated April 19, 1984).

         4.2 Third Amended and Restated Credit Agreement by and among Clear Channel Communications, Inc., NationsBank of Texas, N.A., as administrative lender, the First National Bank of Boston, as documentation agent, the Bank of Montreal and Toronto Dominion (Texas), Inc., as co-syndication agents, and certain other lenders dated April 10, 1997. (Incorporated by reference to the exhibits of the Company's Amendment No. 1 to the Registration Statement on Form S-3 (Reg. No.
                  333-25497) dated May 9, 1997).

         4.3 Senior Indenture dated October 1, 1997, by and between Clear Channel Communications, Inc. and The Bank of New York as Trustee (incorporated by reference to exhibit 4.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997).

         4.4 First Supplemental Indenture dated March 30, 1998 to Senior Indenture dated October 1, 1997, by and between Clear Channel Communications, Inc. and the Bank of New York as Trustee (incorporated by reference to exhibit 4.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31,
                  1998).

         5.1      Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

         23.1     Consent of Ernst & Young LLP.

         23.2     Consent of KPMG.

         23.3     Consent of KPMG Peat Marwick LLP.

         23.4     Consent of Arthur Andersen LLP.

         23.5     Consent of Price Waterhouse LLP.

         23.6     Consent of Price Waterhouse LLP.

         23.7 Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in opinion filed as Exhibit 5.1).

         24 Power of Attorney for Clear Channel Communications, Inc. (included on Signature Page).

Item 22.  Undertakings.

         (a)      The undersigned Registrant hereby undertakes:

                  (1) To file, during any period which offers or sales are being made, a post-effective amendment to this Registration Statement;

                    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                    (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be relected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and
                    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c)(1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

             (2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into this Prospectus pursuant to Items 4, 10(b), 11, or 13 herein, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

         (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Antonio, State of Texas, on the 29th day of June, 1998.
                                             CLEAR CHANNEL COMMUNICATIONS, INC.

                                             By:      /s/ L. Lowry Mays
                                                      L. Lowry Mays
                                                      Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors and officers of Clear Channel Communications, Inc., hereby constitute and appoint L. Lowry Mays, Mark P. Mays, Randall T. Mays and Herbert W. Hill, Jr., and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and his name place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

               NAME                                           TITLE                                    DATE

/s/ L. Lowry Mays                                        Chief Executive                          June 29, 1998
L. Lowry Mays                                         Officer and Director

/s/ Mark P. Mays                                President, Chief Operating Officer                June 29, 1998
Mark P. Mays                                               and Director

/s/ Randall T. Mays                      Senior Vice President / Chief Financial Officer          June 29, 1998
Randall T. Mays                                   (Principal Financial Officer)

/s/ Herbert W. Hill, Jr.                 Senior Vice President / Chief Accounting Officer         June 29, 1998
Herbert W. Hill, Jr.                              (Principal Accounting Officer)

/s/ B.J. McCombs                                             Director                             June 29, 1998
B.J. McCombs

/s/ Alan D. Feld                                             Director                             June 29, 1998
Alan D. Feld

/s/ Theodore H. Strauss                                      Director                             June 29, 1998
Theodore H. Strauss

/s/ John H. Williams                                         Director                             June 29, 1998
John H. Williams

/s/ Karl Eller                                               Director                             June 29, 1998
Karl Eller


                                INDEX TO EXHIBITS

Exhibits.                          Description

3.1 Current Articles of Incorporation of the Company (Incorporated by reference to the exhibits of the Company's Registration Statement on Form S-3 (Reg. No. 333-33371) dated August 11, 1997).

3.2 Second Amended and Restated Bylaws of the Company (Incorporated by reference to the exhibits of the Company's Registration Statement on Form S-3 (Reg. No. 333-33371) dated August 11, 1997).

4.1      Buy-Sell Agreement by and between Clear Channel  Communications,  Inc.,
         L. Lowry Mays, B. J. McCombs, John M. Schaefer, and John W. Barger, dated May 31, 1977. (Incorporated by reference to the exhibits of the Company's Registration Statement on Form S-1 (Reg. No. 33-289161) dated April 19, 1984).

4.2 Third Amended and Restated Credit Agreement by and among Clear Channel Communications, Inc., NationsBank of Texas, N.A., as administrative lender, the First National Bank of Boston, as documentation agent, the Bank of Montreal and Toronto Dominion (Texas), Inc., as co-syndication agents, and certain other lenders dated April 10, 1997. (Incorporated by reference to the exhibits of the Company's Amendment No. 1 to the Registration Statement on Form S-3 (Reg. No. 333-25497) dated May 9,
         1997).

4.3 Senior Indenture dated October 1, 1997, by and between Clear Channel Communications, Inc. and The Bank of New York as Trustee (incorporated by reference to exhibit 4.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997).

4.4 First Supplemental Indenture dated March 30, 1998 to Senior Indenture dated October 1, 1997, by and between Clear Channel Communications, Inc. and the Bank of New York as Trustee (incorporated by reference to exhibit 4.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).

5.1      Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

23.1     Consent of Ernst & Young LLP.

23.2     Consent of KPMG.

23.3     Consent of KPMG Peat Marwick LLP.

23.4     Consent of Arthur Andersen LLP.

23.5     Consent of Price Waterhouse LLP.

23.6     Consent of Price Waterhouse LLP.

23.7 Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in opinion filed as Exhibit 5.1).

24 Power of Attorney for Clear Channel Communications, Inc. (included on Signature Page).